As Filed with the Securities and Exchange Commission on February 2, 2001
                                                      Registration No. 333-50872
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                         APPLIED DIGITAL SOLUTIONS, INC.
             (Exact name of registrant as specified in its charter)

                                      3661
                          (Primary Standard Industrial
                           Classification Code Number)

              MISSOURI                                        43-1641533
   (State or other jurisdiction of                         (I.R.S. Employer
   incorporation or organization)                         Identification No.)

                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                                 (561) 366-4800
              (Address of registrant's principal executive offices)
         --------------------------------------------------------------
                               Garrett A. Sullivan
                         Applied Digital Solutions, Inc.
                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                                 (561) 366-4800
                               Fax: (561) 366-0002
                     (Name and address of agent for service)
                        Copies of all correspondence to:

        David I. Beckett, Esq.                   Denis P. McCusker, Esq.
    Applied Digital Solutions, Inc.                   Bryan Cave LLP
     400 Royal Palm Way, Suite 410               One Metropolitan Square
       Palm Beach, Florida 33480              211 North Broadway, Suite 3600
            (561) 366-4800                    St. Louis, Missouri 63102-2750
          Fax: (561) 366-0002               (314) 259-2000 Fax: (314) 259-2020

     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.                                               [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.                      [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       [ ]

     If delivery of the  prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              [ ]

                         CALCULATION OF REGISTRATION FEE

============================== ===================== ===================== ====================== ==================
                                                       Proposed maximum      Proposed maximum
   Title of each class of          Amount to be       offering price per    aggregate offering        Amount of
 securities to be registered        registered(1)             unit(2)               price(2)         registration fee(2)
============================== ===================== ===================== ====================== ==================
   Common Stock, $.001 par
       value per share           29,200,914 shares          $2.0313              $59,315,817            $14,828.95
============================== ===================== ===================== ====================== ==================

(1) Represents (a) up to 25,212,122 shares of common stock issuable upon conversion of 26,000 shares of Series C preferred stock, with a stated value of $1,000 per share, based on the conversion rate yielding the greatest number of shares of common stock, which would allow the holders of the preferred stock to convert the stated value of the preferred stock to common stock at a conversion price equal to 50% of the lowest market price per share during the pendency of specified events, and assuming a market price of $2.0625 per share, which is the lowest closing price for the common stock during the 10-day period ending January 29, 2001, (b) up to 800,000 shares of common stock issuable upon exercise of warrants issued to the purchasers of the preferred stock and (c) up to 3,188,792 shares of common stock issuable upon conversion of up to 3,288 additional shares of Series C preferred stock which we may issue to pay dividends on the Series C preferred stock, based on the conversion ratio described above. Pursuant to Rule 416, this registration statement covers such additional number of shares which may become issuable pursuant to the anti-dilution provisions of the Series C preferred stock and the related warrants resulting from any stock splits, stock dividends, recapitalizations or other similar events.

(2) $23,162 was paid with the original filing. Pursuant to Rule 457(c), the proposed offering price and registration fee have been calculated on the basis of $2.0313, the average of the high and low trading prices for the common stock on January 29, 2001.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  Subject to completion, Dated February 2, 2001

                                29,200,914 Shares

                        APPLIED DIGITAL SOLUTIONS, INC.

                                [GRAPHIC OMITTED]

                                  Common Stock

                     -------------------------------------

     This prospectus relates to resales of shares of our common stock, par value $.001 per share, which could be issued as follows:

o up to 25,212,122 shares which could be issued on conversion by the holders of 26,000 shares of our Series C convertible preferred stock, taking into account provisions for possible future adjustment of the conversion price, assuming the conversion rate yielding the greatest number of shares of common stock, which would allow the holders of the preferred stock to convert the stated value of the preferred stock to common stock at a conversion price equal to 50% of the lowest market price per share during the pendency of specified events, and assuming a market price of $2.0625 per share, which is the lowest closing price for the common stock during the 10-day period ending January 29, 2001;

o up to 800,000 shares issuable on exercise of warrants which were issued to the investors in the preferred stock transaction; and

o up to 3,188,792 shares which would be issued on conversion of up to 3,288 additional shares of Series C convertible preferred stock which we have the right to issue as "payment-in-kind" dividends on the Series C convertible preferred stock rather than paying such dividends in cash.

     We issued the preferred stock to a select group of institutional investors in a private placement on October 26, 2000. The actual number of shares of common stock issuable on conversion of the preferred stock depends on the market price of our common stock at the time of conversion, the date on which the conversion occurs, and whether a triggering event has occurred, as specified in the certificate of designation relating to the preferred stock. At the date of this prospectus, the preferred stock and warrants would be convertible into and exercisable for a total of 8,911,072 shares of our common stock.

     The selling shareholders identified in this prospectus or their transferees may sell the shares of common stock from time to time in accordance with the plan of distribution described in this prospectus. See "Plan of Distribution" beginning on page 22.

     Our shares are listed on The Nasdaq National Market under the symbol "ADSX." On January 29, 2001, the last reported sale price of our common stock was $2.0625 per share.

     Investing in these securities involves risks. You should carefully consider the risk factors beginning on page 3 of this prospectus before purchasing the common stock.
                     -------------------------------------


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                     -------------------------------------



              The date of this prospectus is _______________, 2001.

                                TABLE OF CONTENTS

Risk Factors...................................................................3
Cautionary Statement Regarding Forward-Looking Information ...................10
About this Prospectus.........................................................10
Our Business..................................................................11
Recent Developments...........................................................14
Selling Shareholders..........................................................16
Description of Capital Stock..................................................17
Price Range of Common Stock and Dividend Information..........................22
Plan of distribution..........................................................23
Legal Opinion.................................................................24
Experts.......................................................................24
Where You Can Find More Information About Us..................................24
Unaudited Pro Forma Condensed Combined Financial Statements...................27

                                  RISK FACTORS

     You should carefully consider the risk factors listed below. These risk factors may cause our future earnings to be less or our financial condition to be less favorable than we expect. You should read this section together with the other information in, or incorporated herein by reference into, this prospectus.

We cannot be certain of future financial results.

     During both the three and nine month periods ended September 30, 2000, we incurred net losses. In addition, while we have been profitable for the past three years, we incurred operating losses of nearly $15 million in the year ended December 31, 1999, which were offset by a gain of $20 million on the sale of our Canadian subsidiary, TigerTel, Inc. The pre-tax operating loss in 1999, after the exclusion of the $20 million pre-tax gain from the sale of TigerTel, was primarily the result of the bonuses paid from the sale of TigerTel and increased corporate overhead in anticipation of our continued growth. The operating losses for the three-month and nine-month periods ended September 30, 2000 were primarily due to the reduced profitability of our subsidiary, IntelleSale.com, Inc. We cannot assure you that we will return to profitability, which depends upon many factors, including the success of our various marketing programs, the maintenance or reduction of expense levels and our ability to successfully coordinate the efforts of the different segments of our business.

Future sales of shares of our common stock or the conversion of shares of our Series C preferred stock into shares of our common stock could depress the market price of our common stock.

     As of January 29, 2001, there were 120,240,777 shares of our common stock outstanding. Since January 1, 2000, we have issued an aggregate of 71,981,154 shares of common stock, of which 64,307,002 shares were issued in connection with acquisitions, 2,455,882 shares were issued as earnout and put payments in acquisitions, 45,925 shares were issued in exchange for exchangeable shares of our Canadian subsidiary and the exchangeable shares of our former Canadian subsidiary, TigerTel Services, Limited, 3,256,860 shares were issued upon the exercise of options, 735,833 shares were issued upon the exercise of warrants, 37,994 shares were issued for services, 341,658 shares were issued under our employee stock purchase plan and 800,000 shares were issued upon conversion of our Series C convertible preferred stock. In addition, put options were exercised during January 2001, which will result in the issuance of approximately 8.3 million additional shares of common stock.

     We have effected, and will continue to effect, acquisitions or contract for services through the issuance of common stock or our other equity securities, as we have typically done in the past. In addition, we have agreed to "price protection" provisions in prior acquisition agreements which may result in additional shares of common stock being issued. Such issuances of additional securities may be dilutive to the value of our common stock and may have an adverse impact on the market price of our common stock.

     The conversion of the Series C preferred stock to which this prospectus relates and the exercise of the related warrants would result in a substantial number of additional shares being issued, and such number would increase if the market price of our common stock declines. The holders of the Series C preferred stock will have the option to convert the Series C preferred stock into shares of our common stock at a floating conversion rate based on the market price of our common stock. The conversion price per share of common stock into which the Series C preferred stock converts, as a percentage of then current market value, will decrease the longer the holders of the Series C preferred stock wait to convert their shares. If a "triggering event" has occurred under the certificate of designation, the conversion price would be equal to the lesser of (i) the conversion price in effect on the date of the triggering event, (ii) the conversion price in effect on the day prior to the triggering event or (iii) 50% of the lowest closing price of our common stock during the occurrence of the triggering event.

     Assuming the occurrence of a triggering event and assuming a market price per share of our common stock of $2.0625 per share, which is the lowest closing price for the 10-day period ending January 29, 2001, and assuming we exercise our right to issue additional shares of Series C preferred stock in payment of dividends on the Series C preferred stock, the holders of the Series C preferred stock would receive a total of 29,200,914 shares of our common stock on conversion of all Series C preferred stock and exercise of related warrants. Because the holders of the Series C preferred stock purchased the shares for $20 million in the aggregate, this represents an effective purchase price of $0.769 a share, which would be an approximate 66.8% discount from the $2.0625 closing price. If we are required to issue those shares at such discount to the then current market price, it would be likely to adversely affect the market price of our common stock.

     The holders of the Series C preferred stock may require us to issue up to an additional $26 million in stated value of preferred stock, on similar terms, for an aggregate purchase price of $20 million, at any time until ten months from the effective date of the registration statement to which this prospectus relates. The additional preferred stock would be accompanied by warrants to purchase up to an additional 800,000 shares of our common stock. If we are required to issue the additional preferred stock and warrants, it could cause further dilution and adversely affect the market price of our common stock.

We may be required to redeem the Series C preferred stock, which could harm our financial position.

     Upon the occurrence of triggering events set forth in the certificate of designation relating to our Series C preferred stock and described below under "Description of Capital Stock-Preferred Stock-Series C Convertible Preferred Stock" on page 18, we may be required to redeem the Series C preferred stock at a redemption price equal to 130% of the stated value, or $33.8 million, plus accrued dividends, if such redemption is not prohibited by our credit agreement. In addition, during the occurrence of a triggering event, the conversion price of the Series C preferred stock may be reduced in some circumstances to 50% of the lowest closing price of our common stock during such period. We may also be required to redeem the Series C preferred stock at a redemption price equal to 130% of the stated value, plus accrued dividends, upon a change of control or other major transactions. If we become obligated to effect such redemption, it could adversely affect our financial condition. If such reduction in the conversion price occurs, it would more than double the number of shares of common stock issuable on conversion.

If we are required to delist our common stock, trading in our shares would decrease and the market price of our shares would decline.

     The holders of the Series C preferred stock may require us to delist our shares of common stock from The Nasdaq National Market if specific events occur. In accordance with Nasdaq Rule 4460, which generally requires shareholder approval for the issuance of securities representing 20% or more of an issuer's outstanding listed securities, and under the terms of the agreement pursuant to which we sold the Series C preferred stock and related warrants, we must solicit shareholder approval of the issuance of the common stock issuable upon the conversion of the Series C preferred stock and the exercise of the related warrants, at a meeting of our shareholders which shall occur on or before June 30, 2001. If we obtain shareholder approval, the number of shares that could be issued upon the conversion of the Series C preferred stock would not be limited by the Nasdaq 20% limitation. If we do not obtain shareholder approval and are not obligated to issue shares because of restrictions relating to Nasdaq Rule 4460, we may be required to pay a substantial penalty. In addition, in that event, the holders of the Series C preferred stock may require us to voluntarily delist our shares of common stock from The Nasdaq National Market. In that event, trading in our shares of common stock could decrease substantially, and the price of our shares of common stock may decline.

Accretion of the discount on the Series C preferred stock will adversely affect our earnings.

     We will be required to accrete the discount on the Series C preferred stock through equity, which will reduce the income available to common stockholders and earnings per share. In addition, the value assigned to the warrants issued in connection with the Series C preferred stock will increase the discount on that stock.

Because the conversion rate of the Series C preferred stock is dependent on the market price, it may encourage short sales of our common stock.

     Because of the fluctuating conversion rates described above, investors may engage in "short sales" of our common stock. Selling short is a technique used by an investor to take advantage of an anticipated decline in the price of a security, and a significant number of short sales can create a downward pressure on the price of the security. If investors engage in short sales of our common stock because of the anticipated effects of our issuance of the Series C preferred stock upon conversion by the holders of the Series C preferred stock, this could create a further downward pressure on the market price of our common stock.

We face significant competition.

     Each segment of our business is highly competitive, and we expect that competitive pressures will continue. Many of our competitors have far greater financial, technological, marketing, personnel and other resources than us. The areas which we have identified for continued growth and expansion are also target market segments for some of the largest and most strongly capitalized companies in the United States, Canada and Europe. There can be no assurance that we will have the financial, technical, marketing and other resources required to compete successfully in this environment in the future.

If we are unable to manage and integrate the companies we have acquired, our operations may be negatively impacted. In addition, we have entered into put and earnout agreements for these companies, which could require us to pay additional cash or stock consideration to the sellers of these businesses.

     We have engaged in a continuing program of acquisitions of other businesses which are considered to be complementary to our lines of business, and we anticipate that such acquisitions will continue to occur. Since January 1, 1995 we have made 53 acquisitions and since January 1, 2000 we have made 11 acquisitions. Our total assets were approximately $341.6 million as of September 30, 2000 and $229.0 million, $124.1 million, $61.3 million, $33.2 million and $4.1 million as of December 31, 1999, 1998, 1997, 1996 and 1995, respectively. Net operating revenue was approximately $73.8 million and $107.3 million for the three months ended September 30, 2000 and 1999, respectively, $222.9 million and $231.8 million for the nine months ended September 30, 2000 and 1999, respectively, and $336.7 million, $207.1 million, $103.2 million, $19.9 million and $2.3 million for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. Managing these dramatic changes in the scope of our business will present ongoing challenges to our management, and there can be no assurance that our operations as currently structured, or as affected by future acquisitions, will be successful.


     It is our policy to retain existing management of acquired companies, under the overall supervision of our senior management. The success of the operations of these subsidiaries will depend, to a great extent, on the continued efforts of the management of the acquired companies.


     We have entered into earnout arrangements under which sellers of some of the businesses we acquired are entitled to additional consideration for their interests in the companies they sold to us. Under these agreements, assuming that all earnout profits are achieved, we are contingently liable for additional consideration of approximately $31.3 million in 2001, $18.7 million in 2002 and $2.0 million in 2004, of which $1.0 million would be payable in cash and $51.0 million would be payable in shares of our common stock.

     We have entered into put options with the sellers of those companies in which we acquired less than a 100% interest. These options require us to purchase the remaining portion we do not own after periods ranging from four to five years from the dates of acquisition at amounts per share generally equal to 10% to 20% of the average annual earnings per share of the acquired company before income taxes for, generally, a two-year period ending on the effective date of the put multiplied by a multiple ranging from four to five, or on some other basis. The purchases under these put options are recorded as changes in minority interest based upon current operating results. Based on the provisions of the put agreements, at January 29, 2001, we are contingently liable for additional consideration of approximately $2.6 million payable in shares of our stock Assuming an aggregate obligation of $2.6 million and using the closing price of our common stock on January 29, 2001, we would be required to issue 1.3 million shares to the holders of the put options. In addition, the amount of these obligations would increase if the earnings of the acquired companies increases.

     In January 2001, we entered into agreements to issue approximately 6.6 million shares to acquire $30 million in put options and to terminate related employment agreements. Also, in January 2001, a $5 million put option was exercised whereby we will issue approximately 1.7 million shares of our common stock.

Goodwill amortization will reduce our earnings.

     As a result of the acquisitions we have completed through September 30, 2000, we have approximately $175.6 million of goodwill, approximately $23.3 million of which is deductible for tax purposes, which is currently being amortized over 20 years at the rate of approximately $8.8 million per year, which reduces our net income and earnings per share. In addition, future acquisitions may also increase the existing goodwill and the amount of annual amortization, further reducing net income and earnings per share. Goodwill associated with the Pacific Decision Sciences Corporation, ATEC and Connect Intelligence acquisitions recently completed amounted to approximately $38.4 million and will be amortized over 20 years at the rate of approximately $2.0 million per year. As required by Statement of Financial Accounting Standards No. 121, we will periodically review our goodwill for impairment, based on expected undiscounted cash flows. If we determine that there is such impairment, we would be required to write down the amount of goodwill accordingly, which would also reduce our earnings.

If we need additional capital for our ongoing operations, to fund growth or to finance acquisitions and do not obtain it, we may not achieve our business objectives.

     We may require additional capital to fund growth of our current business as well as to make future acquisitions. In addition, while we anticipate that funds available from our ongoing operations and from our current credit agreement will provide sufficient capital to fund our continuing operations for at least the next twelve months, if unanticipated events occur we may require additional capital for such ongoing operations. We may not be able to obtain capital from outside sources. Even if we do obtain capital from outside sources, it may not be on terms favorable to us. Our current credit agreement with IBM Credit Corporation may hinder our ability to raise additional debt capital. In addition, the terms of the Series C preferred stock and the sale of substantial amounts of our common stock upon the conversion of the Series C preferred stock may make it more difficult for us to raise capital through the sale of equity or equity-related securities. If we raise additional capital by issuing equity securities, these securities may have rights, preferences or privileges senior to those of our common shareholders.

If we fail to comply with the covenants in the IBM credit agreement, the lender would have the right to accelerate the maturity of our loans.

     As of June 30, 2000, we were out of compliance with three of four financial debt covenants in our prior agreement with IBM Credit, and we received waivers of compliance from IBM Credit. We entered into an amended and restated credit agreement with IBM Credit on October 17, 2000, which contains various covenants relating to our financial position and performance as well as restrictions on declaration and payment of dividends. We were in compliance with the terms of the new agreement at September 30, 2000, but we cannot assure you that we will be able maintain compliance with our covenants in the future. If we fail to comply with such covenants, IBM Credit would have the right to accelerate the maturity of our loans. In this event, our liquidity and working capital position would be negatively affected, which could affect our future operations.

We depend on our small team of senior management, and we may have difficulty attracting and retaining additional personnel.

     Our future success is highly dependent upon our ability to attract and retain qualified key employees. We are organized with a small senior management team, with each of our separate operations under the day-to-day control of local managers. If we were to lose the services of any members of our central management team, our overall operations could be adversely affected, and the operations of any of our individual facilities could be adversely affected if the services of the local managers should be unavailable. We have entered into employment contracts with our key officers and employees. The agreements are for periods of one to ten years through June 2009. Some of the employment contracts also call for bonus arrangements based on earnings.

We face the risks that the value of our inventory may decline before we sell it or that we may not be able to sell the inventory at the prices we anticipate.

     We purchase and warehouse inventory, much of which is refurbished or excess inventory of personal computer equipment. As a result, we assume inventory risks and price erosion risks for these products. These risks are especially significant because personal computer equipment generally is characterized by rapid technological change and obsolescence. These changes affect the market for refurbished or excess inventory equipment. Our success will depend on our ability to purchase inventory at attractive prices relative to its resale value and our ability to turn our inventory rapidly through sales. If we pay too much or hold inventory too long, we may be forced to sell our inventory at a discount or at a loss or write down its value, and our business could be materially adversely affected.

Because we will not pay dividends on our common stock for the foreseeable future, shareholders must rely on stock appreciation for any return on their investment in the common stock.

     We do not have a history of paying dividends on our common stock, and we cannot assure you that any dividends will be paid in the foreseeable future. Our current credit agreement with IBM Credit places restrictions on the declaration and payment of dividends which are described in more detail under "Price Range of Common Stock and Dividend Information-Dividends" on page 22 below. In addition, we may not pay dividends on our common stock without the consent of the holders of a majority of the shares of the Series C preferred stock. We intend to use any earnings which we generate to finance the growth of our businesses.

We may issue preferred stock, which will rank senior to the shares of common stock offered by this prospectus and which may delay or prevent a change in control of us.

     Our board of directors has the right to issue additional preferred stock without further shareholder approval, and the holders of such preferred stock may have preferences over the holders of our common stock as to payments of dividends, liquidation and other matters. As described under "Recent

     Developments" beginning on page 14 below, we issued a series of convertible preferred stock in October, 2000, and have granted the purchasers the right to require us to issue additional shares of convertible preferred stock in the future. These provisions could delay or prevent a change in control of us or limit the price that investors might be willing to pay in the future for shares of our common stock.

Our stock price may continue to be volatile, and you may be unable to resell your shares at or above the price at which you acquire them.

     Our common stock is listed on The Nasdaq National Market, which has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as the significant changes to our business resulting from continued acquisitions and expansions, quarterly fluctuations in our financial results or cash flows, shortfalls in earnings or sales below expectations, changes in the performance of other companies in our same market sectors and the performance of the overall economy and the financial markets could cause the price of our common stock to fluctuate substantially. Since January 1, 2000, the price per share of our common stock has ranged from a high of $18.00 to a low of $0.50.

Provisions in our employment agreements may make it difficult for a third party to acquire us, despite the possible benefits to our shareholders.

     Our employment agreements with Richard Sullivan, Garrett Sullivan and David Loppert include change of control provisions under which the employees may terminate their employment within one year after a change of control and are entitled to receive specified severance payments and/or continued compensation payments for sixty months. The employment agreements also provide that these executive officers are entitled to supplemental compensation payments for sixty months upon termination of employment, even if there is no change in control, unless their employment is terminated due to a material breach of the terms of the employment agreement. Also, the agreements for both Richard Sullivan and Garrett Sullivan provide that upon the occurrence of various events, including a change in control, the termination of Richard Sullivan's employment other than for cause, or the cessation of Richard Sullivan holding his current positions with us for any reason other than a material breach of the terms of his employment agreement, we would be obligated to pay, in cash and/or in stock, $12.1 million and $3.5 million, respectively, to Richard Sullivan and to Garrett Sullivan, in addition to other compensation which may be payable. Finally, the employment agreements provide for a gross up for excise taxes which are payable by these executive officers if any payments upon a change of control are subject to such taxes as excess parachute payments.


     Our obligation to make the payments described in this section could adversely affect our financial condition or could discourage other parties from entering into transactions with us which might be treated as a change in control or triggering event for purposes of these agreements.


We may   not  prevail  in  ongoing   litigation  and  may  be  required  to  pay
     substantial damages.

     We are party to various legal actions as either plaintiff or defendant in the ordinary course of business.


     On April 7, 2000, we and IntelleSale.com filed a counterclaim against David Romano and Eric Limont, the former owners of Bostek, Inc. and Micro Components International Incorporated, two companies acquired by IntelleSale.com in June 1999, in the U.S. District Court for the District of Delaware for, generally, breach of contract, breach of fiduciary duty and fraud. Messrs. Romano and Limont had filed their claim generally alleging that their earnout payment from IntelleSale.com was inadequate. In July 2000, we and IntelleSale.com amended our counterclaim in the U.S. District Court for the District of Delaware to seek damages for, among other things, securities law violations. In addition, on May

19, 2000, IntelleSale.com and two of its subsidiaries, Bostek, Inc. and Micro Components International Incorporated, filed suits against Messrs. Romano and Limont in Superior Court of Massachusetts to recover damages as a result of fraud, misrepresentations, and breach of fiduciary duties. In July 2000, Messrs. Romano and Limont amended their complaint in the U.S. District Court for the District of Delaware to add a claim for $10 million for the $10 million payment not made to them. We believe that the claims filed by Messrs. Romano and Limont are without merit and we intend to vigorously defend against the claims. In addition, we intend to vigorously pursue our claims against Messrs. Romano and Limont.

     While we believe that the final outcome of these proceedings will not have a material adverse effect on our financial position, cash flows or results of operations, we cannot assure the ultimate outcome of these actions and the estimates of the potential future impact on our financial position, cash flows or results of operations for these proceedings could change in the future. In addition, we will continue to incur additional legal costs in connection with pursuing and defending such actions.


Digital Angel may not be able to develop products from its unproven technology.

     In December 1999, our wholly-owned subsidiary, Digital Angel.net Inc., acquired the patent rights to a miniature digital receiver named "Digital Angel(TM)." This technology, which we believe will be able to send and receive data and be located by global positioning system technology to monitor at-risk patients, is still in the development stage. Digital Angel's ability to develop and commercialize products based on its proprietary technology will depend on its ability to develop its products internally on a timely basis or to enter into arrangements with third parties to provide these functions. If Digital Angel fails to develop and commercialize products successfully and on a timely basis, it could have a material adverse effect on Digital Angel's business, operating results and financial condition.

Digital Angel is subject to restrictions imposed by government regulation.

     Digital Angel is subject to federal, state and local regulation in the United States and other countries, and it cannot predict the extent to which it may be affected by future legislative and other regulatory developments concerning its products and markets. In addition to the digital receiver described above, Digital Angel also, following its acquisition of Destron Fearing, develops, assembles and markets a broad line of electronic and visual identification devices for the companion animal, livestock and wildlife markets. Digital Angel is required to obtain regulatory approval before marketing most of its products. Digital Angel's readers must and do comply with the FCC Part 15 Regulations for Electromagnetic Emissions, and the insecticide products purchased and resold by Digital Angel have been approved by the U.S. Environmental Protection Agency and are produced under EPA regulations. Sales of insecticide products are incidental to Digital Angel's primary business and do not represent a material part of its operations or revenues. Digital Angel's products also are subject to compliance with foreign government agency requirements. Digital Angel's contracts with its distributors generally require the distributor to obtain all necessary regulatory approvals from the governments of the countries into which they sell Digital Angel's products. However, any such approval may be subject to significant delays. Some regulators also have the authority to revoke approval of previously approved products for cause, to request recalls of products and to close manufacturing plants in response to violations. Any actions by these regulators could materially adversely affect Digital Angel's business.

If the software we have sold to consumers has Year 2000 problems, we could be exposed to lawsuits.

     During 1998 and 1999, we identified what we believe to be all potential Year 2000 problems with any of the software products we develop and market. However, our management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting our software products have been identified or corrected due to the complexity of these products. In addition, these products interact with other third party vendor products and operate on computer systems which are not under our control. For non-compliant products, we have provided and are continuing to provide recommendations as to how an organization may address possible Year 2000 issues regarding that product. Software updates are available for most, but not all, known issues. Such information is the most currently available concerning the behavior of our products and is provided "as is" without warranty of any kind. However, variability of definitions of "compliance" with the Year 2000 and of different combinations of software, firmware and hardware has led to, and could lead to further lawsuits against us. The outcome of any such lawsuits and the impact on us is not estimable at this time.

     We do not believe that the Year 2000 problem has had or will continue to have a material adverse effect on our business, results of operations or cash flows. The estimate of the potential impact on our financial position, overall results of operations or cash flows for the Year 2000 problem could change in the future. Our ability to achieve Year 2000 compliance and the level of incremental costs associated with achieving such compliance could be adversely impacted by, among other things, the availability and cost of programming and testing resources, a vendor's ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review. The discussion of our efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This document and the documents incorporated in this document by reference contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and include statements relating to

     o    our growth strategies;

     o    anticipated trends in our business and demographics;

     o our ability to successfully integrate the business operations of recently acquired companies; and

     o    regulatory, competitive or other economic influences.

     Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions also identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements. Some of these risks and uncertainties are beyond our control.

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, the selling shareholders may, from time to time, sell their shares of our common stock in one or more offerings. This prospectus provides you with a general description of the common stock being offered. You should read this prospectus together with additional information described under the heading "Where You Can Find More Information About Us."

     The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the Commission's offices mentioned under the heading "Where You Can Find More Information About Us."

                                  OUR BUSINESS

General

     We are an emerging leader in the implementation of business solutions for the Internet through Computer Telephony Internet Integration (CTII(TM)) (the integration of computer, telecom and the Internet). Our goal is to be a single source technology provider that mid-size companies can turn to for connecting their business processes via telephone or computer with their customers, suppliers and partners to deliver the results expected from this emerging market.

     We integrate key business processes through collaboration with our four technology groups, Telephony, Network, Internet and Applications. Our goal is to meet the challenge of the fundamental way businesses view the use of technology. Instead of looking at each of our four business groups as distinct and separate, we regard them as seamless and interrelated. The widely-used Internet is replacing the telephone network, resulting in a shift from traditional use of telephones, computers and the Internet into one complete network empowering the local and wide-area network. Our services include:

     o computer related installation and servicing of local area networks and wide area networks along with the management of those networks;

     o the sale, installation and service of telephone, voicemail and voice respond systems;

     o    the design and installation of web sites and data base systems; and

     o the development, installation and service of proprietary software focused on the retail, call center and wireless market.

     The  majority  of our  current  operations  are the result of  acquisitions completed during the last five years. Our net operating revenue was approximately $73.8 million and $107.3 million for the three months ended September 30, 2000 and 1999, respectively, $222.9 million and $231.8 million for the nine months ended September 30, 2000 and 1999, respectively, and $336.7 million, $207.1 million, $103.2 million, $19.9 million and $2.3 million for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. Since 1995, we have completed 53 acquisitions. Management analyzes each acquisition opportunity using criteria including profitability over a two to three year period, the strength of the acquiree's balance sheet, the strength of its customer base and the experience of its management team. Since January 1, 2000, we have completed 11 acquisitions. We currently operate in the United States, Canada, Ireland and the United Kingdom.


Core Business

     Our primary businesses, other than IntelleSale.com, the Non-Core Business Group and Digital Angel, are now organized into four business divisions:


     o Telephony--implements telecommunications and Computer Telephony Integration (CTI) solutions for mid-size companies. We integrate a wide range of voice and data solutions for business customers. We provide complete design, project management, cable/fiber installation and on-going support for our customers. On December 30, 1999, we sold our interest in our Canadian subsidiary, TigerTel, Inc. to concentrate our efforts on our U.S. operations.

     o Network--is a professional computer and network services organization providing local and wide area network design and installation, training and customer support services.

     o Internet--equips our customers with the necessary tools and support services to enable them to make a successful transition to implementing Internet solutions, which include website design and Internet access services.

     o    Applications--provides  software  applications  for retail  customers, including  point of  sale,  data  acquisition,  asset  management  and decision support systems. The applications group also designs and develops call center software. It is also involved in the design, manufacture and support of software programs for data collection equipment, including software for wireless hand-held devices, satellite communication equipment, including satellite modems, data broadcast receivers and wireless global positioning systems for commercial and military applications.


     For the nine month periods ended September 30, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997, revenues from these four divisions together accounted for 43.7%, 39.5%, 38.3%, 35.9% and 40.5%, respectively, of our total revenues.


     IntelleSale.com. IntelleSale.com, Inc. sells refurbished and new desktop and notebook computers, monitors and related components online, through its website at www.IntelleSale.com, and through other Internet companies, as well as through traditional channels, which includes sales made by IntelleSale.com's sales force. The computers range from Pentium 133 mhz to 1 GHZ. Monitors range from 14 inches to 21 inches. Intellesale offers brand name products, including IBM, Compaq, Dell, Gateway and Hewlett Packard. IntelleSale's customers are wholesale remarketers, international remarketers, and corporate end users. Although this industry is highly competitive, IntelleSale is able to compete with its vendors by providing value-added products and offering packages and multiple brand name selection. IntelleSale is also able to compete by offering a greater selection than many of its competitors. Intellesale purchases its inventory primarily from leasing companies, computer manufacturers and corporate information technology departments.


     For the nine month periods ended September 30, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997, revenues from IntelleSale.com accounted for 40.3%, 37.9%, 42.5%, 29.4% and 38.2%, respectively, of our total revenues.


     IntelleSale canceled a proposed initial public offering of its common stock during the first quarter of 2000 due to market conditions. The offering would also have included the sale of a portion of the shares of Intellesale which we held. Without the proceeds which were anticipated from the offering, the activities which we intended for Intellesale have been reduced significantly.

     In the second quarter of 2000, IntelleSale recorded a pre-tax charge of $3.0 million which related to fees and expenses incurred in connection with the proposed offering, and certain other intangible assets. In the same quarter, IntelleSale also recorded a pre-tax charge $14.0 million related to reserves established as a result of the discovery of potential impropriety and possible fraud and misrepresentations in connection with the purchase of Bostek and its affiliate, which was acquired by IntelleSale in June 1999. The $14.0 million charge is comprised of inventory reserve of $8.5 million for products IntelleSale expects to sell below cost and $5.5 million related to specific accounts and other receivables.


     The Non-Core Business Group. This group is comprised of seven individually managed companies whose businesses are as follows:

     o Gavin-Graham Electrical Products is a custom manufacturer of electrical products, specializing in digital and analog panelboards, switchboards, motor controls and general control panels. The company also provides custom manufacturing processes such as shearing, punching, forming, welding, grinding, painting and assembly of various component structures.

     o Ground Effects, Ltd., based in Windsor, Canada, is a certified manufacturer and tier one supplier of standard and specialized vehicle accessory products to the automotive industry. The company exports over 80% of the products it produces to the United States, Mexico, South America, the Far East and the Middle East.

     o    Hopper   Manufacturing  Co.,  Inc.   re-manufactures  and  distributes
          automotive parts. This primarily includes alternators, starters, water pumps, distributors and smog pumps.

     o    Innovative    Vacuum   Solutions,    Inc.   designs,    installs   and
          re-manufactures vacuum systems used in industry.

     o Americom is involved in the fabrication, installation and maintenance of microwave, cellular and digital personal communication services towers.

     For the nine month periods ended September 30, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997, revenues from the Non-Core business group, as well as the four disposed entities within our Communications Infrastructure group, accounted for 16.0%, 22.6%, 19.2%, 34.7% and 21.3%, respectively, of our total revenues.

     Digital Angel.net Inc. In December of 1999, we announced that we had acquired the patent rights to a miniature digital transceiver which we named Digital Angel(TM). This technology is still in the development stage and Digital Angel's ability to develop and commercialize products based on this proprietary technology will depend on its ability to develop its products internally on a timely basis or to enter into arrangements with third parties to provide these functions.

     In some of its applications, a tiny device is expected to be bonded closely to the body or implanted just under the skin. We believe that if the technology is successful, Digital Angel will be able to send and receive data and be located by GPS (Global Positioning System) technology. In addition to monitoring the location and medical condition of at-risk patients, we believe Digital Angel(TM) could have other applications that will prove to be useful. These applications may include locating lost or missing individuals or household pets; tracking endangered wildlife; managing livestock and other farm-related animals; pinpointing the location of valuable stolen property; finding lost airline baggage and postal packages; managing the commodity supply chain; preventing the unauthorized use of firearms; and providing a tamper-proof means of identification for enhanced e-commerce security.


     Digital Angel, through its recently completed merger with Destron Fearing, is now in the animal identification business, a business which Destron Fearing has been in since 1945 (see "Recent Developments" beginning on page 14). For over 50 years, Destron Fearing has developed, manufactured and marketed a broad range of individual animal identification products. Destron Fearing owned patents worldwide in microchip technology and was a leader in the world evolution of radio frequency animal identification.


     Divestitures. We previously announced our intention to divest, in the ordinary course of business, our non-core businesses at such time and on such terms as our Board of Directors determines advisable. During the third quarter of 2000, we sold ACT Leasing for no gain or loss, and effective October 31, 2000, we sold STC Netcom, Inc. There can be no assurance that we will divest of any or all of these businesses or as to the terms or timing of any divestiture transaction.

Growth Strategy

     Our growth strategy is focused on internal expansion and growth through acquisitions. The following are the key elements of our strategy:


o Become a Single Source Technology Solutions Provider. We believe that our expertise in all four areas of our core competency will enable us to capitalize on the interest of businesses in fulfilling their technology solutions through one provider.

o    Leverage  of  Existing  Customer   Relationships.   We  believe  there  are
     significant opportunities within and between each of our operating groups to cross market our services to our existing client base.

o Profit Center Management. While our corporate management team provides overall guidance, strategic direction and administrative support, our division presidents have responsibility for the day-to-day operations of their respective groups. We operate each business division as a largely autonomous profit center, which is held accountable for achieving its financial goals. This approach to management increases our responsiveness to changes in the marketplace and to our customers' requirements and contributes to our ability to grow profitably.

o Acquisitions. Since 1995, we have completed 53 acquisitions. Management analyzes each acquisition opportunity using various criteria, including profitability over a two to three year period, the strength of the acquiree's balance sheet, the strength of its customer base and the experience of its management team.

                               RECENT DEVELOPMENTS

Private Placement of Series C Preferred Stock and Related Warrants

     On October 26, 2000 we issued $26 million in stated value of our Series C preferred stock, with an initial conversion price of $7.56 per share, to a select group of institutional investors in a private placement. The aggregate purchase price for the Series C preferred stock and the related warrants was $20 million. The initial conversion price of $7.56 in stated value per share is reduced to $5.672 in stated value per share 91 days after issuance of the Series C preferred stock. The detailed terms of the Series C preferred stock are set forth in the certificate of designation relating thereto, which is an exhibit to the registration statement of which this prospectus is a part, and are described in more detail under "Description of Capital Stock-Preferred Stock-Series C Convertible Preferred Stock" on page 18 below.

     The holders of the Series C preferred stock also received warrants to purchase up to an additional 800,000 shares of our common stock over the next five years. The warrants are also described in more detail below under "Description of Capital Stock-Options and Warrants" beginning on page 20 below.

     Option to Acquire Additional Preferred Stock. The investors may provide notice to purchase up to an additional $26 million in stated value of Series C preferred stock and warrants with an initial conversion price of $5.00 per share, for an aggregate purchase price of $20 million, at any time up to ten months following the effective date of the registration statement of which this prospectus is a part. The additional Series C preferred stock will have the same preferences, qualifications and rights as the initial Series C preferred stock. If the investors exercise their option to purchase such additional shares of Series C preferred stock and related warrants, we have agreed to register the resale of shares of our common stock issuable upon the conversion of such Series C preferred stock and the exercise of such warrants.

Pacific Decision Sciences Corporation

     On October 25, 2000, we acquired Pacific Decision Sciences Corporation. In the merger transaction, we issued approximately 8,568,532 shares of our common stock. In addition, for each of the twelve-month periods ending September 30, 2001 and September 30, 2002, the former stockholders of Pacific Decision
Sciences will be entitled to receive earnout payments, payable in cash or in shares of our common stock, of $9,662,947 plus 4.0 times earnings before income taxes, depreciation and amortization, which we refer to as "EBITDA," in excess of $3,675,880, subject to reduction by 4.0 times the shortfall from the projected EBITDA amount, as defined in the merger agreement.

     Pacific Decision Sciences, based in Santa Ana, California, is a provider of proprietary web-based customer relationship management software. It develops, sells and implements software systems that enable automated, single point of contact delivery of customer service.


Destron Fearing Acquisition

     On September 8, 2000 we completed our acquisition of Destron Fearing Corporation, through a merger of our wholly-owned subsidiary, Digital Angel.net Inc., into Destron Fearing. As a result of the merger, Destron Fearing is now our wholly-owned subsidiary and has been renamed "Digital Angel.net Inc." The transaction will be accounted for under the purchase method of accounting.

     In connection with the merger, each outstanding share of Destron Fearing common stock was exchanged for 1.5 shares of our common stock, with fractional shares settled in cash. In addition, outstanding options and warrants to purchase shares of Destron Fearing common stock were converted into a right to purchase that number of shares of our common stock as the holders would have been entitled to receive had they exercised such options or warrants prior to September 8, 2000 and participated in the merger. We issued 20,500,853 shares of our common stock in exchange for all the outstanding common stock of Destron Fearing and will issue up to 2,731,006 shares of our common stock upon the exercise of the Destron Fearing options and warrants.

     Destron Fearing has been in the animal identification business since 1945. For over 50 years, Destron Fearing has developed, manufactured and marketed a broad range of individual animal identification products. Destron Fearing owns patents worldwide in microchip technology and is a leader in the world evolution of radio frequency animal identification.

Other Recent Acquisitions


     In addition to PDSC and Destron Fearing, since April 1, 2000 we have acquired, in transactions accounted for under the purchase method of accounting:


     o 100% of the capital stock of Independent Business Consultants, a network integration company based in Valley Village, California, effective as of April 1, 2000;

     o    100% of the  capital  stock of Timely  Technology  Corp.,  a  software
          developer  and  application   service  provider  based  in  Riverside,
          California, effective as of April 1, 2000;

     o 100% of the capital stock of P-Tech, Inc., a software development company based in Manchester, New Hampshire, effective as of April 1, 2000;

     o    100%  of  the  capital  stock  of  Computer  Equity   Corporation,   a
          communications integration company based in Chantilly, Virginia, effective as of June 1, 2000;

     o 100% of the capital stock of WebNet Services, Inc., an internet service provider, network integrator and website developer, effective as of July 1, 2000;

     o 16% of the capital stock of ATEC Group, Inc. (AMEX:TEC), a systems integration company, effective as of October 27, 2000;

     o 80% of the capital stock of Connect Intelligence Limited, a bandwidth service provider based in Ireland, effective as of November 2, 2000; and


     o    54% of the capital stock of SysComm International Corporation (Nasdaq:
          SYCM), a hardware and software network integration company, effective as of November 13, 2000; and

     o 100% of the capital stock of Caledonian Venture Holdings Limited, a software development company based in the United Kingdom, effective December 1, 2000.

     In addition, effective as of October 19, 2000, we entered into transactions with MCY.com, Inc. (OTC-BB:MCYC) under which we agreed to sell to MCY a non-exclusive perpetual worldwide license to use our recently-acquired Net-Vu product, an Internet-based Automatic Contact Distributor, for $9 million in cash plus 615,000 shares of MCY; and MCY agreed to grant to us an exclusive perpetual license to MCY's digital encryption and distribution systems, including its NETrax(TM) software, for use in various non-entertainment business-to-business applications, in consideration for 11.8 million shares of our common stock.

                              SELLING SHAREHOLDERS

     The shares of common stock being offered by the selling shareholders are issuable (1) upon conversion of the Series C preferred stock or (2) upon exercise of the related warrants. For additional information regarding the Series C preferred stock, see "Description of Capital Stock-Preferred Stock-Series C Convertible Preferred Stock" on page 18 below. We are registering the shares in order to permit the selling shareholders to offer the shares of common stock for resale from time to time. Except for the ownership of the Series C preferred stock and the warrants, the selling shareholders have not had any material relationship with us within the past three years.

     The table below lists the selling shareholders and other information regarding the beneficial ownership of the common stock by each of the selling shareholders. The second column lists, for each selling shareholder, the number of shares of common stock, based on its ownership of Series C preferred stock and related warrants, that would have been issuable to the selling shareholders on January 29, 2001 assuming conversion of the outstanding Series C preferred stock (including shares of Series C preferred stock paid as dividends) and the exercise of all warrants held by such selling shareholders on that date, without regard to any limitations on conversions or exercise. Because conversion of the Series C preferred stock is based on a formula that depends on the market price of our common stock, the numbers listed in the second column may fluctuate from time to time. The third column lists each selling shareholder's pro rata portion, based on its ownership of Series C preferred stock, of the 29,200,914 shares of common stock being offered by this prospectus.

     We determined the number of shares of common stock to be offered for resale by this prospectus by agreement with the selling shareholders and in order to adequately cover a reasonable increase in the number of shares required. We assumed conversion of the outstanding Series C preferred stock (including shares of Series C preferred stock paid as dividends and up to an additional 3,288 shares of Series C preferred stock which we may pay as dividends on the Series C preferred stock) as described below and the exercise of all warrants held by such selling shareholders, without regard to any limitations on conversions or exercise. Our calculation of the number of shares to be offered for resale assumes a conversion rate for the Series C preferred stock yielding the greatest number of shares of common stock, which would allow the selling shareholders to convert the stated value of the Series C preferred stock at a conversion price equal to 50% of the lowest closing price of the common stock during the pendency of a "triggering event" and assuming a closing price of $2.0625, which is the closing price for the common stock during the 10-day period ending January 29, 2001. Because the conversion of the Series C preferred stock into common stock is based on a formula that depends upon the market price of our common stock, the number of shares that will actually be issued upon conversion may be more than the 29,200,914 shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by each selling shareholder.

     Under the certificate of designation for the Series C preferred stock and under the terms of the warrants, no selling shareholder may convert Series C preferred stock or exercise the warrants, respectively, to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to exceed 4.99% of the outstanding shares of our then outstanding common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the Series C preferred stock which have not been converted and upon exercise of the related warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution" beginning on page 23 below.

                                   Shares of Common Stock     Shares of Common Stock
        Name of Selling              Beneficially Owned           Offered by this    Shares of Common Stock
          Shareholder                Prior to Offering              Prospectus        Owned After Offering
-------------------------------------------------------------------------------------------------------------
Peconic Fund Ltd. (1)                    2,970,359                  9,733,642                   0
Leonardo, L.P. (2)                       2,970,390                  9,733,642                   0
Elliot Associates, L.P. (3)              1,485,177                  4,866,815                   0
Elliot International, L.P. (4)           1,485,177                  4,866,815                   0

-------------------------------


(1) Ramius Capital Group, LLC ("Ramius Capital") is the investment adviser of Peconic Fund, Ltd. ("Peconic") and consequently has voting control and investment discretion over securities held by Peconic. Ramius Capital disclaims beneficial ownership of the shares held by Peconic Fund, Ltd. Mr. Peter A. Cohen, Mr. Morgan B. Stark and Mr. Thomas W. Strauss are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius
     Capital. As a result, Messrs. Cohen, Stark and Strauss may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital.

(2) Angelo, Gordon & Co., L.P. ("Angelo Gordon") is a general partner of Leonardo, L.P. ("Leonardo") and consequently has voting control and investment discretion over securities held by Leonardo. Angelo Gordon disclaims beneficial ownership of the shares held by Leonardo. Mr. John M. Angelo, the Chief Executive Officer of Angelo Gordon, and Mr. Michael L. Gordon, the Chief Operating Officer of Angelo Gordon, are the sole general partners of AG Partners, L.P., the sole general partner of Angelo Gordon. As a result, Mr. Angelo and Mr. Gordon may be considered beneficial owners of any shares deemed to be beneficially owned by Angelo Gordon.

(3) Elliott Associates, L.P., a Delaware limited partnership, is a private investment partnership based in New York City whose general partners are Paul E. Singer and Elliott Capital Advisors, L.P., a Delaware limited partnership controlled by Mr. Singer.

(4) Elliott International, L.P., a Cayman Islands limited partnership f/k/a Westgate International, L.P., is a private investment partnership whose general partner is Hambledon, Inc., a Cayman Islands corporation controlled by Paul E. Singer, and whose investment manager is Elliott International Capital Advisors Inc., a Delaware corporation also controlled by Mr. Singer.


                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock is subject to The General and Business Corporation Law of Missouri and to provisions contained in our Articles of Incorporation and Bylaws, copies of which are exhibits to our Registration Statement on Form S-3 of which this prospectus is a part and which are incorporated by reference into this prospectus. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.


Authorized Capital

     Our authorized capital stock consists of 245,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $10.00 par value. Holders of our common stock have no preemptive or other subscription rights. Common Stock


     As of January 29, 2001, there were 120,240,777 shares of our common stock outstanding.

     The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Holders of our common stock do not have cumulative voting rights. Therefore, holders of more than 50% of the shares of our common stock are able to elect all directors eligible for election each year. The holders of common stock are entitled to dividends and other distributions out of assets legally available if and when declared by our board of directors. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all liabilities, including any prior rights of any preferred stock which may be outstanding. There are no redemption or sinking fund provisions applicable to our common stock.

     The transfer agent and registrar for the common stock is The Registrar and Transfer Co.

Preferred Stock

     Series C Convertible Preferred Stock.

     As of January 29, 2001, there were 26,188.04 shares of Series C preferred stock outstanding and issued. The stated value of the Series C preferred stock is $1,000 per share, or an aggregate of $26,188,040, and the purchase price of the Series C preferred stock and the related warrants was an aggregate of $20 million. The detailed terms of the Series C preferred stock are set forth in the certificate of designation relating to the Series C preferred stock, which is an exhibit to the registration statement of which this prospectus is a part.

     Conversion; Conversion Rates. The Series C preferred stock is convertible into shares of our common stock at a price per share of our common stock (which we refer to as the "conversion price") of $5.672 in stated value per share. The holders also have the option to use an "alternative conversion price," which is the average closing price for the 10 trading days preceding the date of the notice of conversion, multiplied by:

     o 140%, where the date of the notice of conversion is prior to March 25, 2001;

     o 125%, where the date of the notice of conversion is on or after March 25, 2001 but prior to April 25, 2001;

     o 115%, where the date of the notice of conversion is on or after April 25, 2001 but prior to June 24, 2001; or

     o 110%, where the date of the notice of conversion is on or after June 24, 2001.

     Adjustment  of  the  Conversion   Price.   The  conversion  price  and  the
alternative conversion price are each subject to adjustment based on any of the following events:

     o    a  stock  dividend  or  distribution,   stock  split,  reorganization,
          recapitalization, consideration, merger or sale or stock option issuance;

     o the issuance of any security convertible into shares of our common stock which are based on a formula that differs from the formula described above, in which case the holders may elect to substitute such new formula for the current formula for calculating the number of shares into which the Series C preferred stock is convertible; or

     o the issuance of shares of common stock, or options or other rights to acquire common stock, at a price lower than the "Base Price," which we define below, at which time the conversion price is reduced to a price determined by multiplying the conversion price by the quotient of:

          -    the sum of

               o the number of shares of common stock outstanding immediately prior to such sale, and

               o the number of shares of common stock which the aggregate consideration received by us would purchase at the Base Price; and

          - the number of shares of common stock outstanding immediately after such sale.

The "Base Price" means either (a) the conversion price of the Series C preferred stock or (b) the market price of our common stock at the time.

     In addition, the conversion price is subject to further adjustment after the triggering events described below under "-Redemption."

     Effect of Decline in Market Price of Our Common Stock. The holders of the Series C preferred stock have the option to convert the shares of the preferred stock to common stock at an alternative conversion rate starting at 140% and declining to 110% of the average closing price for the 10 trading days preceding the date of the notice of conversion. In addition, if a "triggering event" described in the certificate of designation governing the Series C preferred stock occurs, the holders would be entitled to convert the stated value of the Series C preferred stock at a price per share of common stock equal to 50% of the lowest closing price during the occurrence of such triggering event. The following table illustrates the effect that declines of 25%, 50% and 75% to the January 29, 2001 closing price of $2.0625 per share would have on the number of shares of common stock issuable upon conversion of the Series C preferred stock.


                                            Shares Issuable       Shares         Shares Issuable   Shares Issuable
                                              at Current       Issuable upon        upon 50%          upon 75%
              Conversion Rate                Market Price       25% Decline          Decline          Decline

140% Alternative Conversion Rate               10,143,183        13,524,245        20,286,367        40,572,734
125% Alternative Conversion Rate               11,360,365        15,147,154        22,720,731        45,441,462
115% Alternative Conversion Rate               12,348,223        16,464,298        24,696,447        49,392,893
110% Alternative Conversion Rate               12,909,506        17,212,675        25,819,012        51,638,025
50% "Triggering Event" Conversion Rate         29,200,914        37,867,885        56,801,827       113,603,655

     Accretion. We will be required to accrete the discount on the Series C preferred stock through equity. The value assigned to the warrants will increase the discount on the Series C preferred stock.

     Dividends. The holders of the Series C preferred stock are entitled to receive annual dividends of 4% of the stated value, or 5.2% of the purchase price, payable quarterly in arrears beginning on December 31, 2000 in either cash or additional shares of Series C preferred stock.

     Redemption. If any of the triggering events described below occurs with respect to the Series C preferred stock, the holders may require us to redeem the Series C preferred stock at a price per share equal to 130% of the stated value, or an aggregate of $33.8 million, plus accrued and unpaid dividends, as long as such redemption is not prohibited under our credit agreement. In addition:

     o the holders of the Series C preferred stock may require us to delist our common stock from The Nasdaq National Market;

     o we must pay to each holder of Series C preferred stock an amount in cash per share equal to 2% of the liquidation value of the Series C preferred stock, such payments not to exceed $6 million in the aggregate; and

     o during the occurrence of a triggering event, the conversion price per share of the Series C preferred stock would be reduced to 50% of the lowest closing price of our common stock during such period.

     The triggering events include:

     o failure to have the registration statement relating to the common stock issuable on the conversion of the Series C preferred stock declared effective on or prior to 180 days after issuance of the

          Series C preferred stock or the suspension of the effectiveness of such registration statement;

     o notice of suspension in trading for a period of 5 consecutive trading days or 30 trading days in a 365 day period;

     o delisting for a period of 10 consecutive trading days or 30 trading days in a 365 day period;

     o failure to obtain shareholder approval by June 30, 2001 for the issuance of the common stock upon the conversion of the Series C preferred stock and upon the exercise of the warrants; and

     o defaults in payment of or acceleration of our payment obligations under our credit agreement;

     o failure to deliver shares of common stock within five days after conversion notice; or

     o    failure to make payment upon another triggering event.

     Significant Transactions. If we enter into any transaction involving a consolidation or merger, the sale of all or substantially all of our assets or a purchase of more than 50% of our outstanding common stock, or if we are subject to any change in control, each holder has the right to convert the Series C preferred stock into shares of common stock at the lesser of the conversion price or the alternative conversion price described above, provided that:

     o if the transaction occurs before April 24, 2001, each holder has the right to convert at the lesser of the conversion price or the alternative conversion price equal to 110% of the average closing price of the common stock for the 10 days immediately preceding the public announcement of the transaction or the conversion date; and

     o if we are unable to deliver the shares of common stock upon such conversion, we must

          -    deliver as many shares as possible, and

          - mandatorily redeem the remainder in cash at a price per share equal to the product of (i) the aggregate number of shares of common stock into which each share of Series C preferred stock should be converted and (ii) the closing price of the common stock on the date of delivery of the conversion notice.

     In addition, if we are party to any consolidation, merger or other business combination, we may require that all of the Series C preferred stock be redeemed at a price per share equal to 130% of the stated value, plus all accrued but unpaid dividends.

     Other Preferred Stock.

     Additional series of preferred stock may be created and issued from time to time by our board of directors, with such rights and preferences as it may determine. Because of its broad discretion with respect to the creation and issuance of any series of preferred stock without shareholder approval, our board of directors could adversely affect the voting power of our common stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of us.

Options and Warrants

     As of January 29, 2001, there were:

     o 1,317,343 issued and outstanding warrants to purchase shares of our common stock at a weighted average exercise price of $4.11 per share;

     o warrants issued in connection with the sale of Series C preferred stock to purchase up to 800,000 shares of our common stock at $4.73 per share over the next five years, subject to adjustment; and

     o options held by our employees and others to purchase 30,442,393 shares of our common stock at a weighted average exercise price of $2.28 per share.

     All of the warrants are currently exercisable. Of the outstanding options, 12,143,524 are now exercisable at a weighted average exercise price of $2.80 per share, and the rest become exercisable at various times over the next three years.

     The exercise price of the warrants issued in connection with the Series C preferred stock is $4.73 per share, subject to adjustment upon:

     o the issuance of shares of common stock, or options or other rights to acquire common stock, at an issuance price lower than the exercise price under the warrants;

     o the declaration or payment of a dividend or other distribution on our common stock;

     o issuance of any other of our securities on a basis which would otherwise dilute the purchase rights granted by the warrants.

     The exercise price may be paid in cash, in shares of common stock or by surrendering other warrants.


Indemnification

     Our bylaws require us to indemnify each of our directors and officers to the fullest extent permitted by law. An amendment to such article does not affect the liability of any director for any act or omission occurring prior to the effective time of such amendment.

              PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

     Our common stock is listed on The Nasdaq National Market under the symbol "ADSX." The following table shows, for the periods indicated, the high and low sale prices per share of the common stock based on published financial sources.


                                                           High          Low
                                                           ----          ---
     1998
     ----
     First Quarter                                       $ 5.50         $ 4.03
     Second Quarter                                        4.88           3.13
     Third Quarter                                         3.50           1.56
     Fourth Quarter                                        5.50           1.53

     1999
     ----
     First Quarter                                       $ 4.19         $ 2.00
     Second Quarter                                        3.50           2.00
     Third Quarter                                         3.38           1.69
     Fourth Quarter                                       16.00           1.63

     2000
     ----
     First Quarter                                       $18.00         $ 6.50
     Second Quarter                                       10.25           2.97
     Third Quarter                                         5.22           2.59
     Fourth Quarter                                        4.31           0.50

     2001
     ----
     First Quarter (through January 29, 2001)            $ 2.97         $ 0.75


Dividends

     We have never paid cash dividends on our common stock. The decision whether to apply legally available funds to the payment of dividends on our common stock will be made by our board of directors from time to time in the exercise of its business judgment. The IBM Agreement provides that we may not declare or pay any dividend, other than dividends payable solely in our common stock, on any shares of any class of our capital stock or any warrants, options or rights to purchase any such capital stock, or make any other distribution in respect of such stock or other securities, whether in cash, property or other obligations of us. In addition, the certificate of designation relating to our Series C convertible preferred stock prohibits payment of dividends on our common stock without the consent of the holders of a majority of the outstanding shares of preferred stock.

                              PLAN OF DISTRIBUTION

     After the issuance of shares of our common stock upon conversion by the holders of the Series C convertible preferred stock or exercise by the holders of the related warrants, the selling shareholders may sell the shares offered hereby in one or more transactions (which may include "block" transactions) on the Nasdaq Stock Market, in the over-the-counter market, in negotiated transactions, through the settlement of short sales or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling shareholders may effect such transactions by selling the shares directly to purchasers, or may sell to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchaser(s) of the shares of our common stock for whom they may act as agent or to whom they may sell as principals, or both. The selling shareholders may also pledge certain of the shares of our common stock from time to time, and this prospectus also relates to any sale of shares of our common stock that might take place following any foreclosure of such a pledge. The selling shareholders also may transfer the shares of common stock in other circumstances in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus. The selling shareholders and any agents, dealers or underwriters that act in connection with the sale of the shares of our common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

     In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.


     We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling shareholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling shareholders.


     At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, or the selling shareholders will be entitled to contribution, in accordance with the registration rights agreement. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, or will be entitled to contribution in connection with such liabilities, in accordance with the registration rights agreement.


                                  LEGAL OPINION

     Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the common stock.

                                     EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Applied Digital Solutions, Inc. (formerly, Applied Cellular Technology, Inc.) for the years ended December 31, 1999 and 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements for the year ended December 31, 1997 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of Rubin, Brown, Gornstein & Co. LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The consolidated financial statements of Pacific Decision Sciences Corporation and Subsidiaries as of and for the year ended June 30, 2000 incorporated in this Prospectus by reference to the Current Report on Form 8-K/A of Applied Digital Solutions, Inc. dated November 1, 2000, have been so incorporated in reliance on the report of Rubin, Brown, Gornstein & Co. LLP, independent acountants, given on the authority of said firm as experts in auditing and accounting.


     The consolidated financial statements of Destron Fearing Corporation as of and for the year ended September 30, 1999, incorporated by reference to the Current Report on Form 8-K of Applied Digital Solutions, Inc. dated September 8, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of Computer Equity Corporation and Subsidiaries as of February 28, 1999 and February 29, 2000 and for the two years then ended incorporated in this Prospectus by reference to the Current Report on Form 8-K/A of Applied Digital Solutions, Inc. dated September 11, 2000, have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Bostek, Inc. and Affiliate as of and for the year ended December 31, 1998 incorporated in this Prospectus by reference to the Current Report on Form 8-K/A of Applied Digital Solutions, Inc. (formerly, Applied Cellular Technology, Inc.) dated August 12, 1999, have been so incorporated in reliance on the report of Di Pesa & Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the Commission and paying a duplicating charge. Please call the Commission at 1-800-732-0330 for further information on the operation of its public reference rooms in other cities. The Commission also makes our filings available to the public on its Internet site (http:\\www.sec.gov). Quotations relating to our common stock appear on The Nasdaq National Market, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Commission allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below, and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (filed on March 30, 2000), as amended on Form 10-K/A filed on June 23, 2000;

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (filed on May 15, 2000);

3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (filed on August 14, 2000), as amended on Form 10-Q/A filed on September 25, 2000;

4. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (filed on November 14, 2000);

5.   Our Amendment to Current Report on Form 8-K/A filed on August 12, 1999;

6. Our Amendment to Current Report on Form 8-K/A filed on January 11, 2000 (amending Current Report on Form 8-K filed on December 13, 1999);

7.   Our  Current  Report on Form 8-K dated  April 12,  2000 (filed on April 13,
     2000);

8.   Our Current Report on Form 8-K dated April 24, 2000 (filed on May 1, 2000);

9.   Our  Current  Report on Form 8-K  dated  June 30,  2000  (filed on July 14,
     2000), as amended by our Current Report on Form 8-K/A dated September 11, 2000 (filed on September 11, 2000);

10. Our Current Report on Form 8-K dated September 8, 2000 (filed on September 21, 2000);

11.  Our Current Report on Form 8-K dated October 17, 2000 (filed on October 24,
     2000);

12.  Our Current Report on Form 8-K dated October 26, 2000 (filed on October 26,
     2000);

13.  Our Current Report on Form 8-K dated October 25, 2000 (filed on November 1,
     2000);


14. Our Current Report on Form 8-K dated November 20, 2000 (filed on December 5, 2000);

15. Our Current Report on Form 8-K dated October 25, 2000 (filed on December 29, 2000); and


16. Our Registration Statement on Form 8-A filed on May 5, 1995, registering our common stock under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating the description of such common stock.

     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.


     We will provide you with copies of any of the documents incorporated by reference into this prospectus, other than exhibits attached to those documents, unless such exhibits are specifically incorporated by reference into the information incorporated herein, without charge. Please direct your written or oral request to Applied Digital Solutions, Inc., 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480; Attention: Kay Langsford-Loveland, Vice President of Administration, telephone: (561) 366-4800.


     We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus or which are incorporated by reference in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.

              APPLIED DIGITAL SOLUTIONS, INC. AND SUBSIDIARIES
                             UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS INTRODUCTION


The accompanying unaudited pro forma condensed combined financial statements reflect the consolidated financial position of Applied Digital Solutions, Inc. and subsidiaries ("the Company") as of September 30, 2000, and the results of its condensed consolidated operations for the nine months ended September 30, 2000 and the year ended December 31, 1999 after giving effect to the acquisitions of Bostek, Inc. and Affiliates ("Bostek"), Computer Equity Corporation ("Compec") and Pacific Decision Sciences Corporation ("Pacific") and the merger with Destron Fearing Corporation ("Destron"), each as described further below. The unaudited pro forma condensed combined balance sheet is based on the historical balance sheet of the Company and gives effect to the acquisition of Pacific on September 30, 2000. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2000 gives effect to the acquisitions of Compec and Pacific and the merger with Destron as if they had occurred on January 1, 2000. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1999 gives effect to the acquisitions of Compec and the merger with Destron as if they had occurred at the beginning of each company's complete fiscal year and the acquisitions of Bostek and Pacific as if they had occurred on January 1, 1999. The Company's, and Bostek's fiscal year ended on December 31, 1999, Pacific's fiscal year ended on June 30, 2000, while Compec's fiscal year ended February 29, 2000 and Destron's fiscal year ended on September 30, 1999.

         The pro forma adjustments do not reflect any operating efficiencies and cost savings which may be achievable with respect to the combined companies. The pro forma adjustments do not include any adjustments to historical sales for any future price changes nor any adjustments to selling and marketing expenses for any future operating changes.

         Effective June 1, 1999, IntelleSale acquired all of the outstanding common stock of Bostek. The aggregate purchase price was approximately $27.5 million, of which $10.2 million was paid in cash at closing, $5 million was paid in cash in January 2000 and $1.8 million for the 1999 earnout was paid in cash in February 2000. An additional $3.2 million is contingent upon achievement of certain additional earnings targets. The total purchase price of Bostek, including the liabilities, was allocated to the identifiable assets with the remainder of $24.9 million recorded as goodwill, which is being amortized over 20 years. Under the terms of the agreement, the former owners of Bostek were entitled to be paid $10.0 million in cash on June 30, 2000. The former Bostek owners filed a lawsuit against the Company and IntelleSale claiming that their earnout payment was inadequate. The Company and IntelleSale believe that the claim is without merit and intend to defend it vigorously and have filed counterclaims alleging, among other things, fraud on the part of the former Boskek owners. IntelleSale has also filed a lawsuit in Massachusets seeking to recover damages it has sustained. Due to the litigation between the Company, IntelleSale and the former Bostek owners, the $10.0 million payment was not made on June 30, 2000 because the Company and IntelleSale believe it is not owed. This amount is being carried as a liability pending the outcome of the litigation.

         During June 2000, the Company's subsidiary, Compec Acquisition Corp, acquired all of the outstanding common shares of Compec in a transaction accounted for under the purchase method of accounting. The aggregate purchase price was approximately $24.7 million of which $15.8 million was paid in 4.8 million shares of the Company's common stock and $8.9 million was paid in cash. The valuation of the common stock issued was based upon the terms of the agreement. In addition, the stockholders of Compec shall be entitled to earnout payments contingent upon Compec achieving certain earnings targets in the twenty-four months following the acquisition. The purchase price for Compec has preliminarily been assigned to the assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date, which approximated their book values. Based upon such allocations, the aggregate purchase price exceeded the estimated fair value of the net assets acquired (goodwill) by approximately $15.9 million, which is being amortized on a straight-line basis over 20 years. Any additional amounts paid out under the purchase price contingency provision noted above are expected to result in additional goodwill.

         On September 8, 2000, the Company completed the acquisition of Destron through a merger of its wholly-owned subsidiary, Digital Angel.net Inc., into Destron. As a result of the merger, Destron is now a wholly-owned subsidiary of the Company and has been renamed Digital Angel.net, Inc. The pro forma adjustments reflecting the consummation of the merger are based upon the purchase method of accounting and upon the assumptions set forth in the notes hereto. In connection with the merger, each outstanding share of Destron's common stock was exchanged for 1.5 shares of the Company's common stock. In addition, outstanding options and warrants to purchase shares of Destron's stock prior to the date of the merger were converted into a right to purchase that number of shares of the Company's common stock as the holders would have been entitled to receive had they exercised such options and warrants prior to September 8, 2000 and participated in the merger. The Company issued 20.5 million shares of its common stock in exchange for all the outstanding common stock of Destron and 0.3 million shares of its common stock as a transaction fee. The aggregate purchase price of approximately $84.6 million, including the liabilities was preliminarily allocated to the identifiable assets based on their estimated fair values at the merger date, with the remainder of $76.9 million recorded as goodwill, which is being amortized on a straight-line basis over 20 years. The value of the Company's shares issued in exchange for Destron's stock was calculated using the average of the closing price of the Company's stock a few days before and a few days after, May 25, 2000, which was the date of the amendment to the definitive merger agreement which fixed the exchange ratio.

         Effective October 1, 2000, the Company's subsidiary, PDS Acquisition Corp, acquired all of the outstanding common shares of Pacific in a transaction accounted for under the purchase method of accounting. The aggregate purchase price of approximately $28.0 million was paid in 8.6 million shares of the Company's common stock. The valuation of the common stock issued was based upon the terms of the agreement. In addition, the stockholders of Pacific shall be entitled to earnout payments contingent upon Pacific achieving certain earnings targets in the twenty-four months following the acquisition. The purchase price for Pacific was preliminarily assigned to the assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date, which approximated their book values. Based upon such allocations, the aggregate purchase price exceeded the estimated fair value of the net assets acquired (goodwill) by approximately $24.2 million, which is being amortized on a straight-line basis over 20 years. Any additional amounts paid out under the purchase price contingency provision noted above are expected to result in additional goodwill.

                                         APPLIED DIGITAL SOLUTIONS, INC.
                                UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                                 SEPTEMBER 30, 2000
                                                   (In Thousands)
                                                                          PACIFIC
                                                          APPLIED         DECISION
                                                          DIGITAL         SCIENCES
                                                       SOLUTIONS, INC.   CORPORATION                    PRO FORMA
                                                         HISTORICAL      HISTORICAL                     COMBINED
                                                        SEPTEMBER 30,   SEPTEMBER 30,     MERGER      SEPTEMBER 30,
                                                            2000            2000        ADJUSTMENTS       2000
                                                     ==============================================   =============

                 ASSETS

Current Assets
  Cash and cash equivalents                              $  9,508          $ 2,355      $               $ 11,863
  Accounts receivable and unbilled
   receivables, net                                        55,646            2,990                        58,636
  Inventories                                              42,577              313                        42,890
  Notes receivable                                          4,477                -                         4,477
  Prepaid expenses and other
   current assets                                          10,796              117                        10,913
                                                     ----------------------------------------------   -------------
    Total Current Assets                                  123,004            5,775                       128,779
Property and equipment, net                                19,387              128                        19,515
Notes receivable                                            3,260                                          3,260
Goodwill, net                                             175,642                        24,219 (A)      199,861
Other assets                                               20,333              283                        20,616
                                                     ----------------------------------------------   -------------

                                                         $341,626          $ 6,186      $24,219         $372,031
                                                     ==============================================   =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Notes payable                                               632          $            $               $    632
  Current maturities of long-term
   debt                                                     5,694                                          5,694
  Due to shareholders of acquired
   subsidiary                                              10,000                                         10,000
  Accounts payable                                         24,917               79                        24,996
  Accrued expenses                                         16,692              420          120 (B)       17,232
  Other current liabilities                                     -            1,767                         1,767
                                                     ----------------------------------------------   -------------
    Total Current Liabilities                              57,935            2,266          120           60,321
Long-Term Debt and other Liabilities                       81,673                                         81,673
                                                     ----------------------------------------------   -------------
  Total Liabilities                                       139,608            2,266          120          141,994
                                                     ----------------------------------------------   -------------

Commitments and Contingencies                                   -                -            -                -
                                                     ----------------------------------------------   -------------

Minority Interest                                           2,247                                          2,247
                                                     ----------------------------------------------   -------------

Stockholders' Equity
  Preferred shares
  Common stock                                                 83              202         (193)(C)           92
  Common stock warrants                                     1,656                                          1,656
  Additional paid-in capital                              209,598                       (28,010)(C)      237,608
  Retained earnings (deficit)                              (7,976)           3,718       (3,718)(C)       (7,976)
  Treasury stock                                           (2,802)                                        (2,802)
  Accumulated other
   comprehensive loss                                        (788)                                          (788)
                                                     ----------------------------------------------   -------------
    Total Stockholders' Equity                            199,771            3,920       24,099          227,790
                                                     ----------------------------------------------   -------------
                                                         $341,626          $ 6,186      $24,219         $372,031
                                                     ==============================================   =============

The unaudited pro forma condensed combined balance sheet at September 30, 2000 gives effect to the financial position as if the acquisition of Pacific occurred on September 30, 2000.

PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AT SEPTEMBER 30, 2000 ARE AS FOLLOWS:

[FN]
(A) The adjustment to goodwill represents the amount required to reflect the goodwill associated with the excess of the purchase price paid by the Company over the sum of the amounts assigned to identifiable assets acquired and liabilities assumed. It is assumed that the new book basis of the acquired tangible assets and liabilities approximates the historical valuation of Pacific's tangible assets and liabilities, using the purchase method of accounting. For purposes of this presentation, the fair value of the Company's shares issuable in exchange for Pacific's common stock has been calculated using the share price of $3.27 per share.

(B) The accrued expense adjustment represents the accrued estimated transaction costs to be incurred. The costs are primarily for legal, accounting, printing and similar expenses.

(C) The stockholders' equity adjustment represents the fair value of the Company's stock to be issued in the acquisition and the elimination of Pacific's historical equity accounts as follows:

    Fair Value of Stock Issued (8,569 shares at $3.27 per share)    $ 28,019
    Pacific's Historical Stockholders' Equity                         (3,920)
                                                                    --------
                                                                    $ 24,099
                                                                    ========


                                            APPLIED DIGITAL SOLUTIONS, INC.
                          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                      For the nine months ended September 30, 2000
                                         (In thousands, except per share data)

                                                                                                             DESTRON
                                              APPLIED       COMPUTER                                         FEARING
                                              DIGITAL        EQUITY                                        CORPORATION
                                          SOLUTIONS, INC.  CORPORATION                                      HISTORICAL
                                            HISTORICAL     HISTORICAL                                      (JANUARY 1,
                                               NINE        (JANUARY 1,                         PRO FORMA      2000 -
                                           MONTHS ENDED       2000 -                           COMBINED    SEPTEMBER 7,
                                           SEPTEMBER 30,  MAY 31, 2000)    PRO FORMA         SEPTEMBER 30,    2000)       MERGER
                                                2000           (A)        ADJUSTMENTS            2000          (G)      ADJUSTMENTS
                                          ============================================       ======================================
Net operating revenue                       $  222,862     $  10,453      $      -             $233,315     $ 12,655    $    -
Cost of goods sold                          $  159,384     $   7,776                           $167,160     $  7,755
Unusual Inventory charge                         8,500                                            8,500
                                          --------------------------------------------       --------------------------------------

Gross profit                                    54,978         2,677                             57,655        4,900

Selling, general and administrative
 expenses                                      (65,751)       (2,848)                           (68,599)      (3,241)
Depreciation and amortization                   (7,535)         (178)         (332)(B)           (8,045)                 (2,585)(H)
Unusual and restructuring charges               (8,500)                     (8,500)
Interest and other income                          676                         676                   58
Interest expense                                (4,103)                       (310)(C)           (4,413)         (63)
                                          --------------------------------------------       --------------------------------------

Income (loss) before provision
 (benefit) for income taxes,
 minority interest and
 extraordinary loss                            (30,235)         (349)         (642)             (31,226)       1,654     (2,585)
Provision (benefit) for income taxes            (9,940)         (187)         (124)(D)          (10,251)          38          - (I)
                                          --------------------------------------------       --------------------------------------

Income (loss) before minority
 interest and extraordinary loss               (20,295)         (162)         (518)             (20,975)       1,616     (2,585)
Minority interest                                  345                                              345            -
                                          --------------------------------------------       --------------------------------------

Income (loss) before
 extraordinary loss                         $  (20,640)    $    (162)     $   (518)            $(21,320)    $  1,616     (2,585)
                                          ============================================       ======================================

Earnings (loss) per common share -
 basic                                      $    (0.38)
   Income (loss) before
    extraordinary loss

Earnings (loss) per share - diluted         $    (0.38)
   Income (loss) before
    extraordinary loss

Weighted average number of common               54,623                       4,829 (E)                                   20,821 (J)
 shares outstanding - basic

Weighted average number of common               54,623                       4,829 (F)                                   20,821 (K)
 shares outstanding - diluted

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2000 gives effect to the consolidated results of operations for the nine month period as if the acquistions of Compec and Pacific and the merger of Destron occurred on January 1, 2000.


                                       31

                                                                               PACIFIC
                                                                          DECISION SCIENCES
                                                                             CORPORATION
                                                            PRO FORMA         HISTORICAL                         PRO FORMA
                                                            COMBINED      NINE MONTHS ENDED                      COMBINED
                                                          SEPTEMBER 30,      SEPTEMBER 30,      MERGER         SEPTEMBER 30,
                                                              2000              2000          ADJUSTMENTS          2000
                                                          =============   =================   ===========      =============
Net operating revenue                                       $245,970          $  6,248       $                   $252,218
Cost of goods sold                                          $174,915          $  1,871                           $176,786
Unusual Inventory charge                                       8,500                                                8,500
                                                          -------------   ----------------                     -------------

Gross profit                                                  62,555             4,377                             66,932

Selling, general and administrative
 expenses                                                    (71,840)           (3,541)                           (75,381)
Depreciation and amortization                                (10,630)              (25)          (908)(L)         (11,563)
Unusual and restructuring charges                             (8,500)                                              (8,500)
Interest and other income                                        734                79                                813
Interest expense                                              (4,476)                                              (4,476)
                                                          -------------   -------------------------------      -------------

Income (loss) before provision
 (benefit) for income taxes,
 minority interest and
 extraordinary loss                                          (32,157)              890           (908)            (32,175)
Provision (benefit) for income taxes                         (10,213)              386              - (M)          (9,827)
                                                          -------------   -------------------------------      -------------

Income (loss) before minority
 interest and extraordinary loss                             (21,944)              504           (908)            (22,348)
Minority interest                                                345                 -                                345
                                                          -------------   -------------------------------      -------------

Income (loss) before
 extraordinary loss                                         $(22,289)         $    504      $    (908)           $(22,693)
                                                          =============   ===============================      =============



Earnings (loss) per common share -
 basic                                                                                                           $  (0.26)
   Income (loss) before
    extraordinary loss

Earnings (loss) per share - diluted                                                                              $  (0.26)
   Income (loss) before
    extraordinary loss

Weighted average number of common                                                               8,569 (N)          88,842
 shares outstanding - basic

Weighted average number of common                                                               8,569 (O)          88,842
 shares outstanding - diluted


PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 ARE AS
FOLLOWS:

[FN]
(A) Represents the historical unaudited condensed combined results of Compec for the five months ended May 31, 2000. Compec was acquired by the Company effective June 1, 2000.

(B) The $332 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded assuming straight line amortization of the $15,935 of goodwill recorded on the Company's books related to the Compec acquisition over a twenty year period.

(C) The $310 increase in interest expense represents the increase to interest expense associated with debt issued in connection with the purchase of Compec, based upon borrowing the $8,848 paid to the sellers at closing at the Company's effective interest rate of 8.41%.

(D) The $124 adjustment to the provision for income taxes results from providing for taxes at a 40% rate (net federal and state) against the pre-tax pro-forma adjustment for interest expense. The amortization of goodwill is not deductible and therefore receives no tax benefit.

(E) Includes the 4,829 shares of the Company's common stock issued to Compec's shareholders. For purposes of this pro forma presentation, such shares of the Company's common stock were deemed to be outstanding for the entire pro forma period.

(F) There were no potential dilutive common shares issued or assumed by the Company in connection with the acquisition of Compec.

(G) Represents the historical unaudited condensed combined results of Destron for the period from January 1, 2000 to September 7, 2000. Destron was acquired by the Company effective September 8, 2000.

(H) The $2,585 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded for the period from January 1, 2000 to September 7, 2000, assuming straight line amortization of the $76,855 of goodwill over a 20 year period and taking into consideration the $58 of goodwill amortization expense included in Destron's historical statement of operations.

(I) The amortization of goodwill related to the Destron acquisition is not deductible and therefore receives no tax benefit.

(J) Includes the 20,501 shares of the Company's common stock issued to Destron shareholders. Each share of Destron's common stock was exchanged for 1.5 shares of the Company's common stock. Also includes 320 shares of the Company's common stock that were issued in payment of a finder's fee. For purposes of this pro forma presentation the Company's common stock were deemed to be outstanding for the entire pro forma period.

(K) The diluted potential common shares were not included in the computation of diluted loss per share because to do so would have been anti-dilutive. The dilutive potential common shares consist of Destron options and warrants of 1,804 which were converted into 1.5 shares of the Company's common stock.

(L) The $908 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded, assuming straight line amortization of the $24,219 of goodwill over a 20 year period.

(M) The amortization of goodwill is not deductible and therefore receives no tax benefit.

(N) Includes the 8,569 shares of the Company's common stock issued to Pacific's shareholders. For purposes of this pro forma presentation, such shares of the Company's common stock were deemed to be outstanding for the entire pro forma period.

(O) There were no potential dulited common shares issued or assumed by the Company in connection with the acquisition of Pacific.

                                                   Applied Digital Solutions, Inc.
                                UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                              For the year ended December 31, 1999
                                             (In thousands, except per share data)

                                APPLIED                                                              COMPUTER
                                DIGITAL          BOSTEK, INC.                                         EQUITY
                               SOLUTIONS,       AND AFFILIATE                                       CORPORATION
                                  INC.           HISTORICAL                                          HISTORICAL
                               HISTORICAL        (JANUARY 1,                          PRO FORMA        FISCAL
                               YEAR ENDED           1999 -                             COMBINED      YEAR ENDED
                              DECEMBER 31,      MAY 31, 1999         PRO FORMA       DECEMBER 31,   FEBRUARY 29,        PRO FORMA
                                  1999               (A)            ADJUSTMENTS          1999           2000           ADJUSTMENTS
                              =================================================      =============================================


Net operating
 revenue                        $336,741           $33,400          $                  $370,141        $33,058       $
Cost of goods sold               241,790            29,596                              271,386         24,760
                              ------------------------------                         ---------------------------

Gross profit                      94,951             3,804                               98,755          8,298

Selling, general and
 administrative expenses         (90,416)           (3,424)                             (93,840)        (4,490)
Depreciation and amortization     (9,687)              (10)           (518)(B)          (10,215)          (498)          (797)(E)

Restructuring and unusual
 charges                          (2,550)                                                (2,550)
Gain on sale of subsidiary        20,075                                                 20,075
Interest income                      616                                                    616
Interest expense                  (3,842)             (151)           (352)(C)           (4,345)                         (744)(F)
                              ---------------------------------------------------------------------------------------------------

Income (loss) before
 provision for income taxes,
 minority interest and
 extraordinary loss                9,147               219            (870)               8,496          3,310         (1,541)
Provision for income taxes         3,160                74            (348)(D)            2,886          1,273           (298)(G)
                              ---------------------------------------------------------------------------------------------------

Income (loss) before minority
 interest and extraordinary
 loss                              5,987               145            (522)               5,610          2,037         (1,243)
Minority interest                    395                                                    395
                              ---------------------------------------------------------------------------------------------------
Income (loss) before
 extraordinary loss             $  5,592           $   145          $ (522)            $  5,215        $ 2,037       $ (1,243)
                              ===================================================================================================



Earnings per common share -
 basic
   Income before
    extraordinary loss          $   0.12

Earnings per share - diluted
   Income before
    extraordinary loss          $   0.11

Weighted average number of
 common shares outstanding -
 basic                            46,814                                                                                 4,829 (H)

Weighted average number of
 common shares outstanding -
 diluted                          50,086                                                                                 4,829 (I)

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1999 gives effect to the consolidated results of operations for the year ended December 31, 1999 as if the acquisitions of Bostek and Pacific occurred on January 1, 1999 and acquisition of Compec and the merger of Destron had occurred at the beginning of their respective 1999 fiscal years.

                                       34

                                                                                        PACIFIC
                                               DESTRON                                  DECISION
                                               FEARING                                  SCIENCES
                                             CORPORATION                               CORPORATION
                                              HISTORICAL                               HISTORICAL
                                PRO FORMA       FISCAL                   PRO FORMA       TWELVE                    PRO FORMA
                                 COMBINED     YEAR ENDED                  COMBINED    MONTHS ENDED                 COMBINED
                               DECEMBER 31,  SEPTEMBER 30,   MERGER     DECEMBER 31,  DECEMBER 31,     MERGER     DECEMBER 31,
                                   1999          1999      ADJUSTMENTS      1999          1999       ADJUSTMENTS      1999
                               ============  =========================  ============  ==========================  ============
Net operating
 revenue                        $403,199       $18,548     $             $ 421,747      $ 8,779      $             $ 430,526
Cost of goods sold               296,146        10,996                     307,142        2,776                      309,918
                               ------------  -------------              ------------  ------------                ------------

Gross profit                     107,053         7,552                     114,605        6,003                      120,608

Selling, general and
 administrative expenses         (98,330)       (3,929)                   (102,259)      (4,019)                    (106,278)
Depreciation and amortization    (11,510)         (214)     (3,759)(J)     (15,483)         (31)      (1,211)(N)     (16,725)

Restructuring and unusual
 charges                          (2,550)                                   (2,550)                                   (2,550)
Gain on sale of subsidiary        20,075                                    20,075                                    20,075
Interest income                      616            18                         634           44                          678
Interest expense                  (5,089)         (273)                     (5,362)                                   (5,362)
                               --------------------------------------   -----------   --------------------------  ------------

Income (loss) before
 provision for income
 taxes, minority interest
 and extraordinary loss           10,265         3,154      (3,759)          9,660        1,997       (1,211)         10,446
Provision for income taxes         3,861            80           - (K)       3,941          691            - (O)       4,632
                               ---------------------------------------  -----------   --------------------------  ------------

Income (loss) before minority
 interest and extraordinary
 loss                              6,404         3,074      (3,759)          5,719        1,306       (1,211)          5,814
Minority interest                    395                                       395                                       395
                               ---------------------------------------  -----------   --------------------------  ------------

Income (loss) before
 extraordinary loss             $  6,009       $ 3,074     $(3,759)      $   5,324      $ 1,306      $(1,211)      $   5,419
                               =======================================  ===========   ==========================  ============


Earnings per common share -
 basic
   Income before
    extraordinary loss                                                                                                 $0.07

Earnings per share - diluted
   Income before
    extraordinary loss                                                                                                 $0.06

Weighted average number of
 common shares outstanding -
 basic                                                      20,821 (L)                                 8,569 (P)      81,033

Weighted average number of
 common shares outstanding -
 diluted                                                    22,309 (M)                                 8,569 (Q)      85,793


PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 ARE AS FOLLOWS:

[FN]
(A) Represents the historical unaudited condensed combined results of Bostek for the five months ended May 31, 1999. Bostek was acquired by the Company's subsidiary, Intellesale.com, Inc., effective June 1, 1999.

(B) The $518 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded assuming straight line amortization of the $24,876 of goodwill recorded by the Company related to the Bostek acquisition over a twenty year period.

(C) The $352 increase in interest expense represents the increase to interest expense associated with debt issued in connection with the purchase of Bostek, based upon borrowing the $10,055 paid to the sellers at closing at the Company's effective interest rate of 8.41%.

(D) The $348 adjustment to the provision for income taxes results from providing for taxes at a 40% rate (net federal and state) against the pre-tax pro-forma adjustments.

(E) The $797 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded assuming straight line amortization of the $15,935 of goodwill recorded by the Company related to the Compec acquisition over a twenty year period.

(F) The $744 increase in interest expense represents the increase to interest expense associated with debt issued in connection with the purchase of Compec, based upon borrowing the $8,848 paid to the sellers at closing at the Company's effective interest rate of 8.41%.

(G) The $298 adjustment to the provision for income taxes results from providing for taxes at a 40% rate (net federal and state) against the pre-tax pro-forma adjustment for interest expense. The amortization of goodwill is not deductible and therefore receives no tax benefit.

(H) Includes the 4,829 shares of the Company's common stock issued to Compec's shareholders. For purposes of this pro forma presentation, such shares of the Company's common stock were deemed to be outstanding for the entire pro forma period.

(I) There were no potential dilutive common shares issued or assumed by the Company in connection with the acquisition of Compec.

(J) The $3,759 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded, assuming straight line amortization of the $76,855 of goodwill over a 20 year period and taking into consideration the $84 of goodwill amortization expense included in Destron's historical statement of operations.

(K) The amortization of goodwill is not deductible and therefore receives no tax benefit.

(L) Includes the 20,501 shares of the Company's common stock issued to Destron shareholders. Each share of Destron's common stock was exchanged for 1.5 shares of the Company's common stock. Also includes 320 shares of the Company's common stock that were issued in payment of a finder's fee.
    For purposes of this pro forma presentation the Company's common stock were deemed to be outstanding for the entire pro forma period.

(M) The diluted potential common shares outstanding were determined utilizing the treasury stock method under the assumption that all potentially dilutive potential common shares were outstanding for the entire pro forma period. The dilutive potential common shares consist of Destron options and warrants of 1,804 which were converted into 1.5 shares of the Company's common stock.

(N) The $1,211 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded, assuming straight line amortization of the $24,219 of goodwill over a 20 year period.

(O) The amortization of goodwill is not deductible and therefore receives no tax benefit.

(P) Includes the 8,569 shares of the Company's common stock issued to Pacific's shareholders. For purposes of this pro forma presentation, such shares of the Company's common stock were deemed to be outstanding for the entire pro forma period.

(Q) There were no potential dilutive common shares issued or assumed by the Company in connection with the acquisition of Pacific.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Registrant in connection with the sale and distribution of the shares registered hereby**:


        SEC Registration Fee .......................          $ 14,829
        Accounting Fees and Expenses ...............            40,000  *
        Legal Fees and Expenses ....................            50,000  *
        Miscellaneous Expenses .....................            15.171  *
                                                         --------------
                 Total..............................          $120,000
                                                         ==============
-------------
*     Estimated


** The Selling Shareholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15.  Indemnification of Directors and Officers.

     Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Exchange Act.

     The bylaws of the Registrant provide that the Registrant shall indemnify, to the full extent permitted under Missouri law, any director, officer, employee or agent of the Registrant who has served as a director, officer, employee or agent of the Registrant or, at the Registrant's request, has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16.  Exhibits.

     See Exhibit Index.

Item 17.  Undertakings.

          (a) The undersigned issuer hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus  required by Section  10(a)(3)
               of the Securities Act;

                    (ii) To  reflect  in the  prospectus  any  facts  or  events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                    (iii) To include any  material  information  with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

          provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida, on January 31, 2001.

                                 APPLIED DIGITAL SOLUTIONS, INC.

                                 By:              MERCEDES WALTON *
                                      ----------------------------------------
                                                  Mercedes Walton
                                       President and Chief Operating Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



            Signature                              Title                         Date
            ---------                              -----                         ----

                                    Chairman of the Board of Directors,
                                      Chief Executive Officer and
     RICHARD J. SULLIVAN *            Secretary (Principal Executive      January 31, 2001
---------------------------------     Officer)
    (Richard J. Sullivan)

      MERCEDES WALTON *             President and Chief Operating         January 31, 2001
---------------------------------     Officer (Principal Operating
        (Mercedes Walton)             Officer)

    /s/ JEROME C. ARTIGLIERE        Chief Financial Officer (Principal    January 31, 2001
---------------------------------     Operating Officer)
     (Jerome C. Artigliere)

    RICHARD S. FRIEDLAND *          Director                              January 31, 2001
---------------------------------
    (Richard S. Friedland)

     ARTHUR F. NOTERMAN *           Director                              January 31, 2001
---------------------------------
     (Arthur F. Noterman)

     DANIEL E. PENNI *              Director                              January 31, 2001
---------------------------------
      (Daniel E. Penni)

     ANGELA M. SULLIVAN *           Director                              January 31, 2001
---------------------------------
     (Angela M. Sullivan)

     GARRETT A. SULLIVAN *          Director                              January 31, 2001
---------------------------------
     (Garrett A. Sullivan)

    CONSTANCE K. WEAVER *           Director                              January 31, 2001
---------------------------------
    (Constance K. Weaver)


                                        *By:      /S/ DAVID I. BECKETT
                                             ----------------------------------
                                                     David I. Beckett
                                                     Attorney-in-fact




                                  EXHIBIT INDEX

Exhibit
Number                              Description

4.1 Second Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 4.1 to the Registrant's Post-Effective Amendment No. 1 on Form S-1 to Registration Statement (Form S-3 File No. 333-64605) filed with the Commission on June 24,
        1999) 4.2 Amendment of Articles of Incorporation of the Registrant filed with the Secretary of State of the State of Missouri on September 5, 2000 (incorporated herein by reference to Exhibit 4.3 to the Registrant's Post-Effective Amendment No. 3 on Form S-3 to Registration Statement on Form S-4 (File No. 333-38420-02) filed with the Commission on September 29, 2000)

4.3 Certificate of Designation of Preferences of Series C Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Commission on October 26, 2000)

4.4 Amended and Restated Bylaws of the Registrant dated March 31, 1998 (incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-51067) filed with the Commission on April 27, 1998)

5.1     Opinion of Bryan Cave LLP regarding the validity of the common stock

10.1 Securities Purchase Agreement, dated as of October 24, 2000, relating to the Registrant's Series C Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on October 26, 2000)

10.2 Form of warrant to purchase common stock of the Registrant issued to the holders of the Series C Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Commission on October 26, 2000)


10.3 Registration Rights Agreement between the Registrant and the holders of the Series C Convertible Preferred Stock (incorporated by reference to
        Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on October 26, 2000)


10.4 Agreement and Plan of Merger dated as of October 18, 2000 among the Registrant, PDS Acquisition Corp., Pacific Decision Sciences Corporation, H&K Vasa Family 1999 Limited Partnership, H&K Vasa Family 2000 Limited Partnership, David Dorret and David Englund (incorporated by reference to Exhibit 2 to the Registrant's Current Report on Form 8-K filed with the Commission on November 1, 2000)

23.1    Consent of PricewaterhouseCoopers LLP

23.2    Consent of Rubin, Brown, Gornstein & Co. LLP


23.3    Consent of Rubin, Brown, Gornstein & Co. LLP

23.4    Consent of Arthur Andersen LLP

23.5    Consent of Grant Thornton LLP

23.6    Consent of Di Pesa & Company

23.7    Consent of Bryan Cave LLP (included in Exhibit 5.1)

24.1    Power of Attorney*

-------------
    * Previously filed.